EXHIBIT 99.2
2, place de la Coupole
La Défense 6
92400 Courbevoie, France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel.: + 33 (0) 1 47 44 45 90
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel.: + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Share Capital:
€5,926,006,207.50
Registered in Nanterre:
R.C.S. 542 051 180
www.total.com
Notice of Appointment
Paris, September 4, 2008 — Effective September 1, Jean Bié, Chief Executive Officer of Total Gabon, is appointed Vice President, Purchasing, in the Corporate Affairs Department at headquarters.

Jean Bié, 58, is a graduate of the Ecole Nationale Supérieure des Mines engineering school in Paris. He joined the Group in 1974 as a geophysicist, rising to Gulf of Mexico Project Manager in 1982, then Assistant Exploration Manager at Mission France in 1984. In 1987, he was appointed Exploration Manager in Nigeria and then became Chief Operating Officer in Congo in 1992. He was Vice President Project Investment Review, E&P segment , from 1998 to 2000. In October 2000, he was named CEO of Total E&P Nederland, and since 2004 has been CEO of Total Gabon.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. To help meet current and future global energy demand, Total’s 95,000 employees deploy their skills across the entire oil and gas chain, from exploration and production to refining and marketing, trading, and gas and power. They also help to meet current and future global energy demand. The Group is also a first rank player in chemicals. www.total.com